# CAPITAL COMMITMENT

Effective as of
November 2, 2006

$250,000.00

FOR VALUE RECEIVED, SQUARE ROCK, LTD. ("*Square Rock*") and GLOBAL TREK PROPERTY HOLDINGS, L.P. ("*Global Trek*@) (jointly and severally, Square Rock and Global Trek are called the A*Maker*@), HEREBY JOINTLY AND SEVERALLY PROMISES TO FUND TO HARRELL HOSPITALITY GROUP, INC., a Delaware corporation ("*Holder*"), at P.O. Box 260328, Plano, Texas 75026, or at such other place as Holder may designate in writing, the amount of up to:

TWO HUNDRED FIFTY THOUSAND
AND NO/100 DOLLARS ($250,000)
in lawful money of the United States,

in the form of an unsecured loan or an equity investment into Holder in one or more advances (an "*Advance*"), within (30) days after the date of delivery of the Notice (as hereafter defined). For purposes of this Commitment, the "*Notice*" shall mean written notice from the Board of Directors of Holder to Maker stating the amount of the Advance, personally delivered or sent to the last known address of Maker. The Notice must follow a duly held meeting or written consent in lieu thereof in which the Board made a finding that (i) in its best reasonable judgment, within the next ninety (90) days following the Notice the working capital of Holder is not going to be sufficient for the expected operating needs of Holder, and (ii) that an amount of at least the Advance is needed to provide adequate working capital for Holder. Notice will be deemed delivered upon the earlier of (i) personal delivery or (ii) one business day following deposit with a nationally recognized delivery service for overnight "next business day" delivery. Maker and Holder may negotiate the terms of issuance of any equity for the Advance, but if no agreement is reached, then the Advance shall be deemed an unsecured loan from Maker to Holder bearing interest at the rate of five percent (5%) per annum, with interest payable annually and all principal payable five (5) years from the date of the Advance.

If not fully drawn upon by two (2) calendar years from the effective date set forth above, this Capital Commitment, or any undrawn balance thereof, shall automatically expire and be of no further force and effect.

GLOBAL TREK PROPERTY HOLDINGS, LP., a Texas limited partnership

By: World Trek Group, Inc., its general partner

By:_____
        Anthony Renteria, President

SQUARE ROCK, LTD., a Texas limited partnership

By: NovaMode, Inc., its general partner

By: _____
Daniel M. Cofall, President